July 14, 2010

Douglas Brown

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Sunpeaks Ventures, Inc.

File No. 333-161985

SEC Comment letter dated June 28, 2010

Dear Mr. Brown:

Sunpeaks Ventures, Inc. (the “Company”), a Nevada corporation, is pleased to advise you that we have received and reviewed your letter of June 28, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on September 18, 2009.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated June 28, 2010.

General

1.

We note your response to prior comment one and reissue it in part. Please disclose how prospective investors who buy shares from the selling shareholders will be informed that, their funds will not go to the company, but will be solely for the benefit of the selling shareholders (including selling shareholders who are not officers or directors of the company). In particular, since you intend to present investors with the same prospectus for shares sold by selling shareholders and shares sold directly by the company please indicate specifically how investors will be informed regarding the use of proceeds of the sale.

RESPONSE:

The Company believes that the Prospectus clearly sets forth that unless Mr. Beaudette personally informs the prospective purchaser that the shares are being sold by the Company, then the prospective purchaser should be reasonably guaranteed to be purchasing shares by a selling shareholder. To this end, the Company believes that it is incumbent upon any prospective purchaser to fully read and understand the Prospectus prior to making their investment decision, and that there is sufficient delineation in the Prospectus for the Prospective Purchaser to understand from whom the shares are being purchased, and whether or not the proceeds from such sale will be remitted to the Company. Accordingly, any prospective purchaser willing to purchase from a selling shareholder will have been informed by reading the Prospectus that the proceeds from such sale shall be paid directly to the selling shareholder without any of those funds being remitted to the Company.

_________________________________________________________________________

#106, 505 19 Ave SW | Calgary, Alberta, T2S 0E4 | Canada | 403-540-5277

2.

We note that you currently value your oil and gas property at $10,000 and your statement that, "[y]our interest in the wells [you] presently own a percentage of is quite nominal and [you] do not expect to achieve profitability from the currently owned wells." Please provide the basis for your determination of the value of your oil and gas property given you purchased the property for $10,000 your interest in the property is limited to a 1.28571% working interest, the wells are not producing a commercially viable quantity of oil, and the wells will not produce a commercially viable quantity of oil without further exploration or fracing, on which you are entirely dependent on a third party.

RESPONSE:

We have based the value of the oil and gas property on the purchase price thereof and at the time of acquisition we determined that the asking price for the fractional interest was commercially reasonable.

3.

Please provide us with an analysis as to why you are not a shell company and a blank check company and subject to the requirements of Rule 419. In your response, please disclose your specific business plan given your statement in the supplemental response that "[y]our interest in, the wells [you] presently own a percentage of is quite nominal and [you] do not expect to achieve profitability from the currently owned wells." While you state that you will "build intrinsic shareholder value through focused operations from [the minor working interest in Pottawatomie, Oklahoma]," disclose the specific mineral properties you are seeking to exploit given that your purchase of your current properties was "... simply an initial opportunity to enter into the industry ..." and that you anticipate that it will never be profitable. Tell us your specific plans to "build intrinsic shareholder value" by exploiting these specific minerals, including:

•

the experience of your officers, directors, employees or consultants in executing your business plan of exploring mineral properties;

•

the amount of resources on hand, and after this offering,

•

the amount of resources you expect to spend in the next 12 months to further your business plan, and,

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the specific timelines for completing each phase of the plan, and the specific circumstances that would cause you to delay or not go forth with each phase.

Finally, disclose whether you have any plans now or in the future to engage in mergers or acquisitions with other companies or entities.

RESPONSE:

We have considered your comment and in light of our current operations have revised the Filing to reflect our current status as a "shell company." Accordingly, we have added language discussing the risks and additional burdens associated with being considered a shell company. However, the Company does not believe that it is a “blank check company” as described under Rule 419 of the Securities Act of 1933, as amended. Section (a)(2) of Rule 419 under the Securities Act of 1933, as amended (the “Securities Act”), defines a “blank check company” as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person." The Company does not believe that is a blank check company subject to the provisions of Rule 419, pursuant to the definition of “blank check Company” under Rule 419.

Specifically, the Company has a business plan relating specifically to the continued evaluation of oil potential properties through acquisition or joint venture, as described under “Description of Business” in the amended Registration Statement. Further, the Company has never indicated that its business plan is to engage in a merger or acquisition with an unidentified company, entity or person.  While the Company is considered a development stage company, as defined in Rule 1-02(h) of Regulation S-X, the Company is not a “blank check company” as it has a specific business plan and its it has no current plans to “engage in a merger or acquisition with an unidentified company,” entity or person.

We have reviewed the Company's current operations and, although we are in our start-up phase, based on the Company’s nominal operations to date the Company may likely be classified as a "shell company." However, we have a specific business plan in that we will continue to seek out and attempt to identify, evaluate, and qualify potential natural gas and oil wells. We will use the proceeds generated from this offering to evaluate future interests in wells identified by the Company, with the goal of producing commercially marketable quantities of oil and natural gas.

_________________________________________________________________________

#106, 505 19 Ave SW | Calgary, Alberta, T2S 0E4 | Canada | 403-540-5277

Although we agree that we are a development stage company, as defined in that Rule 1-02(h), we do not believe we are a blank check company, because we have a specific business plan and are still in our start-up phase of operations.

For the reasons stated above, we believe we are not a blank check company, as contemplated by the provisions of Rule 419, and we should not be considered as such.

Use of Proceeds, page 14

4.

We note your response to our prior comment 2 and reissue the comment. Please revise your use of proceeds section to clearly and specifically explain the activities in which the company will engage with the use of proceeds given the company believes the proceeds will be sufficient to fund its initial business development and working capital requirements for a period of six months. In particular, discuss how you anticipate effectuating your business plan to ''build intrinsic shareholder value through focused operations from [the working interest] and other projects while maintaining a low cost structure at every level of [y]our Company." Quantify the amounts you will use for each activity. If you do not receive the full $42,000, please explain the priority in which you will allocate the funds. Please see Item 504 of Regulation S-K in particular, Instructions 1-7.

RESPONSE:

We have revised the Filing to reflect that the Company will use the funds raised to attempt to effectuate additional participation/joint venture agreements with other Companies operating in the oil/natural gas industry.  Additionally, we have included disclosure regarding Management's ability to determine the best use of the funds raised and that should only a nominal amount be raised, Management may reallocate the use of such funds as it sees fit and that any such lack of funds would severely limit the Company's business plan and may result in a loss of any investment in the Company.

Initial Opportunity, page 19

5.

We reissue prior comment 4 in part. In the event you determine that any of the value of your oil and gas property is based on the ability of a third party (in this case, Nitro Petroleum) to explore and frac the wells on which you have a minor working interest, please disclose the estimated costs of exploring and fracing the wells. In addition, please disclose the third party's financial condition, including its working capital, total assets and net income/loss as of a most recent date. Provide this disclosure in this section as well as in the prospectus summary section and in the second risk factor on page 9.

RESPONSE:

We have revised the Filing to augment the current disclosure as requested.

In connection with the Company’s response to the comments set forth in the June 28, 2010, letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Scott Beaudette

Scott Beaudette

_________________________________________________________________________

#106, 505 19 Ave SW | Calgary, Alberta, T2S 0E4 | Canada | 403-540-5277

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